Envoy announces private placements

Monday, March 31, 2003 — Envoy Communications Group Inc. (NASDAQ: ECGI; TSE: ECG), today announced its intention to privately place up to $2,000,000 in principal amount of 10% Convertible Secured Debentures due 2008. The Debentures will have a maturity of five years and will be convertible into a total of 13,333,333 common shares at the conversion price of $0.15 per share.

In addition and as part of amendments to its banking arrangements, Envoy intends to issue to its bankers 2,300,000 Warrants, each Warrant being convertible into one common share at a price of $0.15 per share for a period expiring on the fifth anniversary of the date of issuance of the Warrants.

Envoy proposes to close the private placement of the Convertible Secured Debentures and the Warrants on or before April 24, 2003.

The transactions are currently subject to regulatory approval.

About Envoy

Envoy Communications Group (NASDAQ: ECGI/TSE:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved.

Geoffrey B. Genovese
Tel: (416) 593-1212